

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2021

James G. Reinhart
Chief Executive Officer
ThredUp Inc.
969 Broadway
Suite 200
Oakland, California 94607

   Re: ThredUp Inc.
    Draft Registration Statement on Form S-1
    Submitted July 12, 2021
    CIK No. 0001484778

Dear Mr. Reinhart:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Donald Field at 202-551-3680 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services